UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 333-263714

Enerflex Ltd.

(Exact name of registrant as specified in its charter)

Suite 904, 1331 Macleod Trail S.E.

Calgary, Alberta, Canada, T2G 0K3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit	DESCRIPTION

99.1	Management’s Discussion and Analysis for the period ended September 30, 2022.

99.2	Consolidated Financial Statements for the period ended September 30, 2022.

99.3	Certification of Chief Executive Officer, Marc E. Rossiter, regarding the “Certification of Interim Filings” pursuant to Form 52-109F2.

99.4	Certification of Chief Financial Officer, Sanjay Bishnoi, regarding the “Certification of Interim Filings” pursuant to Form 52-109F2.

99.5	Enerflex Ltd. Announces 2022 Third Quarter Unaudited Financial Results.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 15, 2022	Enerflex Ltd.

	By:	/s/ Justin D. Pettigrew
	Name:	Justin D. Pettigrew
	Title:	Corporate Secretary and Associate General Counsel, Corporate